SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

Dated: April 16, 2015

Commission File No. 001-34104

NAVIOS MARITIME ACQUISITION CORPORATION

7 Avenue de Grande Bretagne, Office 11B2

Monte Carlo, MC 98000 Monaco

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

N/A

On April 16, 2015, Navios Maritime Acquisition Corporation (the “Company”) announced that is has chartered out one VLCC and two MR2 product tankers. The Nave Galactic, a 2009-built VLCC, has been chartered out for one year at a rate based on the BITR TD3-TCE index, pursuant to which the Company will receive 100% of the index rate up to $39,500 net per day and 50% of any amount in excess of $39,500 net per day. The Nave Equinox, a 2007-built MR2 product tanker, has been chartered out for one year at a rate of $15,650 net per day plus an ice-transit premium of $1,900 per day. The Nave Pulsar, a 2007-built MR2 product tanker, has been chartered out for one year at a rate of $15,553 net per day plus an ice-transit premium of $1,975 per day. A copy of the press release is furnished as Exhibit 99.1 to this report and is incorporated herein by reference.

This Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statements on Form F-3, File Nos. 333-170896 and 333-191266.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME ACQUISITION CORPORATION

By:	/s/ Angeliki Frangou
Angeliki Frangou
Chief Executive Officer
Date: April 17, 2015

EXHIBIT INDEX

Exhibit No.	Exhibit

99.1	Press Release dated April 16, 2015